August 23, 2024

Wei-Wu He
Chief Executive Officer
CASI Pharmaceuticals, Inc.
9620 Medical Center Drive, Suite 300
Rockville, MD 20850

       Re: CASI Pharmaceuticals, Inc.
           Registration Statement on Form F-3
           Filed August 16, 2024
           File No. 333-281621
Dear Wei-Wu He:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tyler Howes at 202-551-3370 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Yuting Wu, Esq.